EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Nine Months Ended September 30,
	2015	2014
Earnings:
Net loss(1)	$(520,092)	$(27,558)
Fixed Charges	91,064	56,679
Equity income in unconsolidated company	—	—
Interest capitalized	(11,954)	(9,374)
Amortization of previously capitalized interest	1,994	1,633
Total	(438,988)	21,380
Fixed Charges:
Interest cost and debt expense	75,105	43,028
Interest capitalized	11,954	9,374
Interest allocable to rental expense(2)	4,005	4,277
Total Fixed Charges(3)	$91,064	$56,679
Preferred limited partner dividends	12,179	13,298
Total Fixed Charges and Preferred Dividends(3)	$103,243	$69,977
Ratio of Earnings to Fixed Charges	—	0.38X
Ratio of Earnings to Fixed Charges and Preferred Dividends	—	0.31X

(1)

Includes gains on mark-to-market derivatives of $209.7 million for the nine months ended September 30, 2015, asset impairment charges of $672.2 million for the nine months ended September 30, 2015, and losses on asset sales and disposal of approximately $0.3 million and $1.7 million for the nine months ended September 30, 2015 and 2014, respectively.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)

Due to the Partnership’s net loss for the nine months ended September 30, 2015, its earnings were insufficient to cover its fixed charges by $530.1 million. Due to the Partnership’s net loss for the nine months ended September 30, 2015, its earnings were insufficient to cover its fixed charges and preferred dividend by $542.2 million.